November 23, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES COURT APPROVAL OF ARRANGEMENT WITH TAQA

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) announces that the Court of Queen’s Bench of Alberta granted earlier today a final order approving the arrangement ("Arrangement") which provides for the acquisition by 1350849 Alberta Ltd. ("Purchaser") a wholly-owned subsidiary of Abu Dhabi National Energy Company PJSC ("TAQA"), of all of the issued and outstanding securities of PrimeWest for a cash consideration equivalent to C$26.75 per Trust Unit.  Securityholders of PrimeWest at a Special Meeting held on Wednesday, November 21, 2007 voted over 95% in favour of the Arrangement. Completion of the Arrangement remains subject to closing conditions typical for a transaction of this nature.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825